Exhibit 99.4

Condensed Separate Interim Financial Information

as at June 30, 2017

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2017 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 104 million as of June 30, 2017, and the loss from this investee company amounted to NIS 11 million and NIS 1 million for the six and three month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 6.1 regarding an ongoing investigation being conducted by the Israel Securities Authority over suspicions that the Company’s controlling shareholder committed violations of the securities law and the penal law. As stated in the above note, at this stage the Company is unable to assess the results of the investigation or its effect on the Group, if any at all.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 23, 2017

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Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

Condensed Separate Interim Information of Financial Position

	June 30, 2017 *	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Assets
Cash and cash equivalents	1,284	845	182
Investments	-	859	549
Trade receivables	695	711	698
Other receivables	204	73	72
Eurocom DBS Ltd, an affiliate	56	29	-
Loans granted to investees	97	100	78
Investment in DBS debentures	203	-	-
Total current assets	2,539	2,617	1,579

Trade and other receivables	110	192	211
Property, plant and equipment	4,934	4,810	4,867
Intangible assets	220	242	229
Investment in investees	7,085	6,647	7,080
Loans granted to investees	138	450	120
Investment in DBS debentures	461	-	-
Non-current and other investments	128	104	105
Total non-current assets	13,076	12,445	12,612

Total assets	15,615	15,062	14,191

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Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

Condensed Separate Interim Information of Financial Position (contd)

	June 30, 2017 *	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	748	1,527	1,405
Loan from an investee	105	-	-
Trade and other payables	501	544	679
Current tax liabilities	104	627	96
Employee benefits	257	314	263
Liability to Eurocom DBS Ltd, related party	-	208	32
Provisions (Note 4)	48	54	48
Total current liabilities	1,763	3,274	2,523

Debentures and loans	10,524	8,654	8,630
Loan from an investee	475	325	325
Employee benefits	220	201	220
Derivatives and other liabilities	241	245	231
Deferred tax liabilities	67	64	59
Total non-current liabilities	11,527	9,489	9,465

Total liabilities	13,290	12,763	11,988

Capital
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	294	287	302
Deficit	(2,231)	(2,250)	(2,361)
Total equity attributable to equity holders of the Company	2,325	2,299	2,203

Total liabilities and equity	15,615	15,062	14,191

David Granot	Stella Handler	Danny Oz
Interim Acting Chairman of the Board of Directors	CEO	Controller and Deputy CFO

Date of approval of the financial statements: August 23, 2017

* See Note 1.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	2,136	2,212	1,058	1,100	4,383

Costs of activity
Salaries	444	447	220	217	898
Depreciation and amortization	357	368	177	185	717
Operating and general expenses (Note 3)	331	342	166	170	705
Other operating expenses, net	(5)	(21)	(1)	(12)	(13)
Cost of Activities	1,127	1,136	562	560	2,307

Operating profit	1,009	1,076	496	540	2,076
Financing expenses (income)
Financing expenses	186	224	89	115	475
Financing income	(12)	(18)	(7)	(10)	(30)
Financing expenses, net	174	206	82	105	445

Profit after financing expenses, net	835	870	414	435	1,631
Share in earnings of investees, net	72	11	41	51	12
Profit before income tax	907	881	455	486	1,643
Income tax	199	216	97	109	399
Profit for the period attributable to the owners of the Company	708	665	358	377	1,244

Condensed Separate Interim Information of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	708	665	358	377	1,244
Items of other comprehensive income (loss) for the period including actuarial gains and hedging transactions, net of tax	(8)	(5)	(14)	5	(15)

Total comprehensive income for the period attributable to equity holders of the Company	700	660	344	382	1,229

* See Note 1.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

Condensed Separate Interim Information of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	708	665	358	377	1,244
Adjustments:
Depreciation and amortization	357	368	177	185	717
Share in earnings of investees, net	(72)	(11)	(41)	(51)	(12)
Financing expenses, net	165	204	78	101	445
Capital gain, net	(19)	(40)	(14)	(29)	(107)
Income tax expenses	199	216	97	109	399

Change in trade and other receivables	10	(32)	(5)	23	(51)
Change in trade and other payables	(62)	(79)	(95)	(81)	(54)
Change in provisions	-	(6)	(2)	3	(12)
Change in employee benefits	(6)	(18)	6	(10)	(72)
Miscellaneous	1	(6)	1	(4)	(15)
Net cash (used in) from operating activities due to transactions with subsidiaries	(33)	(30)	(7)	(23)	27

Net income tax paid	(183)	(175)	(88)	(83)	(445)
Net cash from operating activities	1,065	1,056	465	517	2,064
Cash flows from investment activities
Investment in intangible assets and other investments	(51)	(39)	(25)	(23)	(76)
Proceeds from the sale of property, plant and equipment	26	95	16	54	132
Acquisition of financial assets held for trading and others	-	(855)	-	(855)	(905)
Proceeds from the sale of financial assets held for trading and others	546	644	546	506	1,003
Tax payment for shareholder’s loans	-	-	-	-	(461)
Purchase of property, plant and equipment	(378)	(383)	(194)	(204)	(758)
Miscellaneous	(26)	(1)	(19)	15	2
Net cash from investment activities due to transactions with subsidiaries	(98)	85	8	149	148
Net cash flows from (used in) investment activities	19	(454)	332	(358)	(915)
Cash flow from finance activities
Issue of debentures and receipt of loans	1,418	1,661	1,418	1,661	2,161
Repayment of debentures and loans	(842)	(798)	(618)	(749)	(1,444)
Dividends paid	(578)	(776)	(578)	(776)	(1,441)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(61)	(58)	-	-	(256)
Interest paid	(174)	(186)	(159)	(169)	(381)
Miscellaneous	-	(21)	-	(24)	(21)
Net cash from (used for) financing activities due to transactions with subsidiaries	255	311	150	311	305
Net cash from (used for) financing operations	18	133	213	254	(1,077)
Net increase (decrease) in cash and cash equivalents	1,102	735	1,010	413	72
Cash and cash equivalents at beginning of period	182	110	274	432	110
Cash and cash equivalents at the end of the period	1,284	845	1,284	845	182

* See Note 1.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of these condensed separate interim financial information.

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Notes to the Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2016.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2016 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2017 (“the Consolidated Financial Statements”).

The accounting policies used in preparing this condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2016.

1.3	First-time Application of Accounting Standards

Commencing January 1, 2007, the Group applies early adoption of International Financial Reporting Standard - Revenues from Customer Contracts (“IFRS 15”), which sets out guidelines with respect to recognition of revenue. IFRS 15 replaces IAS 18 - Revenues and presents a new model for recognition of revenues from contracts with customers.

For further information concerning the first-time adoption of IFRS 15 see Note 3.2 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the condensed consolidated interim statement of financial position as at June 30, 2017 and on the condensed consolidated statement of income and consolidated interim statement of cash flows for the six and three months then ended, assuming that the Company’s previous policy regarding subscriber acquisition costs was continued in this period.

Effect on the condensed consolidated interim statement of financial position as at June 30, 2017:

	Per the previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Subscriber acquisition asset, net (presented as part of non-current deferred expenses and investments)	7	10	17
Capital	2,317	8	2,325

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Notes to the Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

Effect on the consolidated interim statement of income for the six and three-month periods ended June 30, 2017:

	Six months ended June 30, 2017			Three months ended June 30, 2017
	Per previous policies	Change	Per IFRS 15	Per the previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
General and operating expenses	337	(6)	331	169	(3)	166
Salaries	448	(4)	444	222	(2)	220
Depreciation and amortization costs	357	-	357	177	-	177
Operating profit	999	10	1,009	491	5	496
Profit after financing expenses	825	10	835	409	5	414
Profit before income tax	897	10	907	450	5	455
Income tax	197	2	199	96	1	97
Profit for the period	700	8	708	354	4	358

Effect on the consolidated interim statement of cash flows for the three months ended June 30, 2017:

	Six months ended June 30, 2017			Three months ended June 30, 2017
	Per the previous policies	Change	Per IFRS 15	Per the previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Net cash from operating activities	1,055	10	1,065	460	5	465
Net cash from investment activities	29	(10)	19	337	(5)	332

2.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	708	758	347	374	1,490
Internet - infrastructure	816	792	407	398	1,597
Transmission and data communication	500	543	248	270	1,077
Other services	112	119	56	58	219
	2,136	2,212	1,058	1,100	4,383

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Notes to the Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

3.	Operating and general expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	92	95	45	46	189
Marketing and general	86	87	44	44	195
Interconnectivity and payments to communications operators	60	67	29	33	130
Services and maintenance by sub-contractors	36	34	19	17	72
Vehicle maintenance	35	35	17	18	72
Terminal equipment and materials	22	24	12	12	47
	331	342	166	170	705

4.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 48 million, where provisions are required to cover the exposure arising from such litigation.

In Management’s opinion, the additional exposure (exceeding the foregoing provisions), as of June 30, 2017 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 3.3 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be NIS 1.1 billion or NIS 2 billion (based on the method to be fixed of calculating the damages) In addition, the Company has further exposure in the amount of NIS 3 billion* for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

From June through August 2017 shareholders of the Company filed several motions for discovery of documents against the Company and DBS (excluding two motions filed against the Company only) prior to the filing of a motion for certification of a derivative action under section 198A of the Companies Law. These motions were filed due to the public investigation by the Securities Authority concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. and transactions for satellite communications services between DBS and Space Communications Ltd., as described in Note 1.2 to the Consolidated Financial Statements.

It should be noted that, in addition to these motions, there is a pending claim and motion for certification of the claim as a derivative action against the Company, its controlling shareholder and directors, with regard the transaction for the Company’s acquisition of Eurocom DBS’s entire holdings and shareholders’ loans in DBS

Subsequent to the date of the financial statements, a motion for certification of a class action totaling NIS 2 billion was filed against the Company and members of the Company’s Board of Directors, concerning the acquisition of DBS shares and the transaction for continuing the engagement between DBS and Space Communications Ltd. In addition, claims with exposure of NIS 14 million were concluded.

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Notes to the Condensed Separate Interim Financial Information as at June 30, 2017 (unaudited)

* This amount includes:

(1)	Exposure of NIS 1.11 billion with respect to a claim filed against the Company and its subsidiary, Walla Communications Ltd., Yad 2 and an advertising company owned by Walla, concerning the Company’s 144 service.

(2)	Two motions for certification of class action suits filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd.

For further information concerning contingent liabilities see Note 9 to the Consolidated Financial Statements.

5.	Dividends from investees

5.1	In May 2017, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in March 2017, in the amount of NIS 65 million.

5.2	In July 2017, the board of directors of Pelephone decided to distribute a dividend to the Company in the amount of NIS 84 million in October 2017.

5.3	In July 2017, the board of directors of Bezeq International decided to distribute a dividend to the Company in the amount of NIS 68 million in October 2017.

6.	Events in the reporting period

6.1	For further information concerning the Securities Authority investigation see Note 1.2 to the Consolidated Financial Statements.

6.2	On May 10, 2017, the Company provided Bezeq International a loan in the amount of NIS 50 million to be repaid in three equal annual installments commencing from May 2018. The loan bears annual interest of 2.56%.

6.3	On May 28, 2018, the Company received a loan from Pelephone in the amount of NIS 150 million. The loan bears annual interest of 3.41% and is repayable in four equal annual installments commencing from December 1, 2022.

6.4	For further information regarding credit provided to the Company in 2017 by banks and institutional investors on June 15, 2017, see Note 7.1 to the Consolidated Financial Statements.

6.5	For information concerning the issue of debentures Series 6 and 10 of the Company replacing Debenture (Series B) of DBS, see Note 7.2.2.

6.6	For information concerning the Company’s issue of debentures during the quarter, see Note 7 to the Consolidated Financial Statements.

6.7	For further information regarding the second contingent consideration to be paid to Eurocom DBS based on the business results of DBS, see Note 4.2 to the Consolidated Financial Statements and the fair value assessment of the amount that is expected to be repaid from the surplus advance payments.

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